EXHIBIT 16


                                   June 25, 1996


Office of the Chief Accountant
SECPS Letter
Securities and Exchange Commission
Mail Stop 11-3
450 Fifth Street, N.W.
Washington, D.C.   20549

Gentlemen:

     We have read the statements made by Burlington Northern Santa Fe Corporation, Burlington Northern Inc., and Burlington Northern Railroad Company (copies attached), which we understand will be filed with the Commission, pursuant to Item 4 of Form 8-K, as part of each respective Company's Form 8-K report dated as of June 19, 1996. We agree with the statements concerning our Firm in such Forms 8-K. In addition to the event reported in such Forms 8-K, with which we agree, we received notice from the Company with respect to our termination on June 20, 1996.

                                   Very truly yours,



                                   Coopers & Lybrand L.L.P.